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FORM X-17A-5

PART III

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SEC FILE NUMBER
8-68579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aeris Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 State Street, 11th floor

(No. and Street)

Boston	Massachusetts	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. O'Leary (617) 751-4023

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP

(Name – if individual, state last, first, middle name)

One Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Securities and Exchange MAY 21 2019 RECEIVED

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange 1 2019 RECEIVED

PUBLIC

OATH OR AFFIRMATION

I, Stephen J. O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aeris Partners LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

MARIE J. HIGGINS
Notary Public
Commonwealth of Massachusetts
My Commission Expires August 29, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AERIS PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

MFA MOODY, FAMIGLIETTI & ANDRONICO

To the Member
Aeris Partners LLC
Boston, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aeris Partners LLC (the "LLC"), as of December 31, 2017, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on the LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the LLC's financial statements. The supplemental information is the responsibility of the LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
We have served as the LLC's auditor since 2011
Tewksbury, Massachusetts
February 21, 2018

December 31		2017
Assets		
Current Assets:		
Cash	$	7,573,586
Accounts Receivable		3,830
Due from Related Party		117,994
Prepaid Expenses and Other Current Assets		35,073
Total Current Assets		7,730,483
Property and Equipment; Net of Accumulated Depreciation		93,269
Security Deposits		65,861
Total Assets	$	7,889,613
Liabilities and Member's Equity		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$	1,800,331
Total Current Liabilities		1,800,331
Deferred Rent Liability		45,246
Total Liabilities		1,845,577
Member's Equity		6,044,036
Total Liabilities and Member's Equity	$	7,889,613

1. Organization and Significant Accounting Policies:

Reporting Entity: Aeris Partners LLC (the "LLC") was formed on November 30, 2009, as a Delaware limited liability company. The LLC is primarily engaged in merger & acquisition advisory and capital raising activities, and is registered under the Securities Exchange Act of 1934 as a broker/dealer as of November 17, 2010. The LLC is a wholly-owned subsidiary of Aeris International LLC (the "Sole Member").

Revenue Recognition: The LLC recognizes nonrefundable retainer fees when due and payable per individual customer contracts, generally monthly during the term of each contract. The LLC recognizes revenue when all of the following have occurred: (i) persuasive evidence of an arrangement with the customer exists; (ii) services have been performed; (iii) the fees are fixed and determinable; and (iv) collectability of the fees is reasonably assured.

The LLC recognizes transaction fees in connection with its merger & acquisition advisory and capital raising activities. Assuming all other revenue recognition criteria are met, the LLC recognizes transaction fees at the time the transaction is completed.

Cash: The LLC maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Accounts Receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical writeoff experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of December 31, 2017, management believes no allowance for uncollectible accounts receivable is necessary.

Concentrations of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of cash and accounts receivable. The LLC maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The LLC maintains an allowance for potentially uncollectible accounts receivable. Consequently, the LLC believes that its exposure to losses due to credit risk on cash and accounts receivable is limited.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Aeris Partners LLC is a single-member limited liability company under the provisions of the Internal Revenue Code, which provide that the LLC be treated as a disregarded entity of the Sole Member and, accordingly, its taxable income is allocated to the Sole Member for federal and state income tax reporting purposes. However, in certain circumstances, the LLC may be required to pay income taxes to a state or foreign country. During the year ended December 31, 2017, the LLC did not incur any federal or state income tax.

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income.

The LLC has not recognized a liability for any uncertain tax benefits as of December 31, 2017. The LLC does not expect any material change in uncertain tax benefits within the next twelve months.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Furniture and Fixtures	7 Years
Leasehold Improvements	Life of Lease
Computer Equipment	3 Years

Deferred Rent: The LLC records rent expense related to its office facility based on a constant periodic rate over the term of the lease agreement. The excess of the cumulative rent expense incurred over the cumulative amounts due under the lease agreement is deferred and recognized over the term of the lease.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and

liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

New Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement, ASU 2014-09, regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management does not expect the new standard to have a significant impact on its financial position, results of operations and related disclosures.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2017 through February 21, 2018, the latter representing the issuance date of these financial statements.

2. Property and Equipment:

Property and equipment as of December 31, 2017 consists of the following:

	2017
Furniture and Fixtures	$ 84,129
Leasehold Improvements	35,867
Computer Equipment	39,834
	$ 159,830
Less: Accumulated Depreciation	$ 66,561
	$ 93,269

Depreciation expense for the year ended December 31, 2017 amounted to $26,759.

3. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of December 31, 2017, the LLC's net capital amounted to $5,728,009.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.32 to 1 as of December 31, 2017.

The LLC does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

4. Related Party Transactions:

The Sole Member of the LLC provides the use of certain proprietary database systems to the LLC. During the year ended December 31, 2017, fees incurred by the LLC for the use of these systems amounted to $3,516. As of December 31, 2017, amounts due to the Sole Member for these services amounted to $7,415 and are included in accounts payable within the accompanying statements of financial condition.

Due from Related Party is comprised of certain costs related to benefits, including medical, dental and long - term disability, paid on behalf of the Sole Member. As of December 31, 2017, amounts due from the Sole Member for these fees amounted to $117,994.

5. Operating Lease:

In May 2015, the LLC entered into a non-cancelable lease agreement for office space in Boston, Massachusetts. The lease agreement requires escalating monthly rental payments and expires in September 2020. During the year ended December 31, 2017, rent expense incurred by the LLC under this agreement amounted to $193,476.

Future minimum lease payments due under this non-cancelable lease agreement are as follows:

Year Ended December 31	
2018	$205,972
2019	209,700
2020	159,372
	$575,044

6. Economic Dependency:

During the year ended December 31, 2017, services provided to four customers represented 93%, of the LLC's total revenue.

7. Retirement Plan:

The LLC has a defined contribution plan covering substantially all employees. The plan provides that employees who have attained age 21 and completed one year of service can voluntarily contribute to the plan. Employer contributions are discretionary and are determined and authorized by the LLC each plan year. During the year ended December 31, 2017, the LLC did not make any employer contributions.

8. Indemnifications:

In the ordinary course of business, the LLC enters into various agreements containing standard indemnification provisions. The LLC's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the LLC under such indemnification provisions is uncertain. As of December 31, 2017, no amounts have been accrued related to such indemnification provisions.